U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

1.   NAME AND ADDRESS OF REPORTING PERSON

     Moreland, W. Douglas

2.   DATE OF EVENT REQUIRING STATEMENT (MONTH/DAY/YEAR)

     5/14/99

3.   IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)


4.   ISSUER NAME AND TICKER OR TRADING SYMBOL

     Lithia Motors, Inc. (LAD)

5.   RELATIONSHIP OF REPORTING PERSON TO ISSUER (CHECK ALL APPLICABLE)

     [X]  Director  [X] 10% Owner [X]  Officer  (give  title  below)
     [ ] Other (specify below)

     Area Vice President, Moreland Automotive Group

6.   IF AMENDMENT, DATE OF ORIGINAL (MONTH/DAY/YEAR)


7.   INDIVIDUAL OR JOINT/GROUP FILING (CHECK APPLICABLE LINE)

     [X] Form filed by One Reporting Person
     [ ] Form filed by More than One Reporting Person



            TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED


1.   TITLE OF SECURITY (INSTR. 4)

     a.   Class A Common Stock
     b.   Class A Common Stock

2.   AMOUNT OF SECURITIES BENEFICIALLY OWNED (INSTR. 4)

     a.   996,997
     b.   10,000

3.   OWNERSHIP FORM: DIRECT (D) OR INDIRECT (I) (INSTR. 5)

     a.   I
     b.   D

4.   NATURE OF INDIRECT BENEFICIAL OWNERSHIP (INSTR. 5)

     a.   Held by family limited partnerships (1)
     b.   N/A

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             TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

1.   TITLE OF DERIVATIVE SECURITY (INSTR. 4)

     Series M-2002 Preferred Stock

2.   DATE EXERCISABLE AND EXPIRATION DATE (MONTH/DAY/YEAR)

     Date Exercisable: 5/14/2002
     Expiration Date:  N/A

3.   TITLE AND AMOUNT OF SECURITIES UNDERLYING DERIVATIVE SECURITY (INSTR. 4)

     Title: Class A Common Stock
     Amount or Number of Shares: (2)

4.   CONVERSION OR EXERCISE PRICE OF DERIVATIVE SECURITY: (2)

5.   OWNERSHIP FORM OF DERIVATIVE SECURITY: DIRECT (D) OR INDIRECT (I) (INSTR.
     5)

     I

6.   NATURE OF INDIRECT BENEFICIAL OWNERSHIP (INSTR. 5)

     Held by family limited partnerships (3)

Explanation of Responses:

(1) Consists of: 521,053 shares held by Cherry Creek Dodge RLLLP; 134,894 shares held by Wm. D. Corp. RLLLP; 130,064 shares held by Moreland Auto Corp. RLLLP; 118,740 shares held by Colorado Springs RLLLP; and 92,246 shares held by Foothills Automotive RLLLP. Mr. Moreland and his wife are limited partners and Mr. Moreland is the President of the corporate general partner of each of these partnerships.

(2) The Series M-2002 Preferred Stock is convertible into a number of shares of Class A Common Stock determined on the date of exercise by a formula tied to the trading price of Lithia Motors, Inc. Class A Common Stock for 15 days prior to the date of conversion.

(3) consists of 8,116 shares of Series M-2002 Preferred Stock held in the following manner: 4,242 shares held by Cherry Creek Dodge RLLLP; 1,098 shares held by Wm. D. Corp. RLLLP; 1,059 shares held by Moreland Auto Corp. RLLLP; 966 shares held by Colorado Springs RLLLP; and 751 shares held by Foothills Automotive RLLLP. Mr. Moreland and his wife are limited partners and Mr. Moreland is the President of the corporate general partner of each of these partnerships.


May 21, 1999                       /s/ W. Douglas Moreland
------------------------           -------------------------------------------
Date                               ** Signature of Reporting Person



**   Intentional   misstatements  or  omissions  of  fact  constitute  Federal
     Criminal  Violations.  May 21,  1999 See 18  U.S.C.  1001  and 15  U.S.C.
     78FF(a).

Note:File three copies of this Form, one of which must be manually signed. If space provided in insufficient, See Instruction 6 for procedure.

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a
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